Exhibit 1

URL: http://data.caing.com/macro/macro_indicator.html?id=E0001#top

Gross Domestic Product (GDP)

Gross domestic product refers to the total market value of all final goods and services produced in a country or region in a given period (a quarter or a year). It is often considered an important indicator of a country's economic development.

Similar Data: GDP Index - Expenditure Approach GDP – Contribution Rate of Three Needs - Gross Regional Product

GDP…Year…(More)	Source: National Bureau of Statistics of China

	GDP		GDP Per Capita	Primary Industry	Secondary Industry	Tertiary Industry
Year	Total Value （100 million RMB）	Growth Rate（%）	Per Capita （RMB/person）	Growth Rate（%）	Growth Rate（%）	Growth Rate（%）
2010	397,983.00	10.30	-	4.30	12.20	9.50
2009	340,903.00	9.20	25,575.00	4.20	9.90	9.60
2008	314,045.43	9.60	23,707.71	5.40	9.90	10.40
2007	265,810.31	14.20	20,169.46	3.70	15.10	16.00
2006	216,314.43	12.70	16,499.70	5.00	13.40	14.10
2005	184,937.37	11.30	14,185.36	5.20	12.10	12.20
2004	159,878.34	10.10	12,335.58	6.30	11.11	10.06

Primary industry refers to the agriculture in a broad sense (including planting, forestry, animal husbandry and fishing industries, etc.)
Secondary industry refers to industry (including excavation, manufacturing, water supply, electric power and gas industries, etc.) and construction industry (including geological prospecting and design for building installation engineering service, etc.)
Tertiary industry refers to the other industries except the primary and secondary industries (including circulation sector such as transport, post & communication, business, catering, material supply & marketing and warehousing industries; the sectors for production and living services).